Exhibit 99.1

Medicure Reports Financial Results for the First Quarter of 2015

WINNIPEG, April 29, 2015 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, today reported its results from operations for the first quarter ended March 31, 2015.

Quarter One Highlights:

•	Recorded net revenue of $3.3 million during the quarter ended March 31, 2015, an increase of 104% compared to $1.6 million for the quarter ended February 28, 2014 and an increase of 101% compared to $1.7 million for the three months ended March 31, 2014;
•	Earnings before interest, taxes, depreciation and amortization (EBITDA)[1] adjusted for share-based compensation for the first quarter ended March 31, 2015 was $1.1 million compared to $638,000 for the quarter ended February 28, 2014;

In December of 2014, the Company announced a change in its financial year-end from May 31 to December 31.  As a result of the change in year-end, results for the current quarter ending on March 31, 2015 are compared to the closest comparable fiscal period, which is the quarter ending on February 28, 2014.

Financial Results

Net revenue from the sale of AGGRASTAT finished product for the first quarter of 2015 was $3.3 million compared to $1.6 million for the quarter ended February 28, 2014 and compared to estimated revenue of $1.7 million for the three months ended March 31, 2014.

The increase in revenue compared to the comparable quarter for the previous year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT and the increase in market share held by the product.  Revenue growth was also aided by favourable fluctuations in the U.S. dollar exchange rate throughout the first quarter.

The Company's commercial team continues to work on further expanding its customer base and the Company expects sales of AGGRASTAT to continue to increase over the coming quarters.

EBITDA for the quarter ended March 31, 2015 after adjusting for $423,000 of share-based compensation, a non-cash expense item, was $1.1 million. The increase in adjusted EBITDA was 67% compared to EBITDA of $638,000 for the quarter ended February 28, 2014.  There was no similar stock-based compensation expense included in the EBITDA for the quarter ended February 28, 2014.   EBITDA not adjusted for share-based compensation was $643,000 for the quarter ended March 31, 2015.

Net income for the quarter ended March 31, 2015 was $100,000 or $0.01 per share, compared to $86,000, also $0.01 per share, for the quarter ended February 28, 2014.  Net income increased as a result of increased revenue from the sale of AGGRASTAT during the quarter, offset by increased selling, general and administration expenses and increased research and development expenses.  The increase in selling, general and administration expenses is primarily due to expansion of the Company's organization supporting sales of AGGRASTAT and due to $423,000 of non-cash share-based compensation.  Research and development expenses increased as a result of expenditures on the SAVI-PCI clinical trial and transdermal projects.

At March 31, 2015, the Company had cash totaling $1.3 million compared to $494,000 as of December 31, 2014 and compared to $45,000 as of February 28, 2014. The increase in cash is primarily due to higher net income after adjusting for non-cash items for the three months ended March 31, 2015.

Cash flows from operating activities for the three months ended March 31, 2015 were $789,000 compared to $35,000 for the three months ended February 28, 2014, and $276,000 for the seven-month fiscal year ended December 31, 2014.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Reminder for the Conference Call Tomorrow

Conference call details are as follows:

Topic: Medicure's Q1 Results Call
Date: Thursday, April 30, 2015
Time: 8:00 am, Central Time (9:00 am, Eastern Time)
Canada Toll Free: 1 (866) 215-5508
U.S. Toll Free: 1 (877) 691-2551
Passcode: 39563444

You may request country specific international access info by emailing us in advance at info@medicure.com.

Management will accept and answer questions related to the financial results and its operations during the Q&A period at the end of the conference call. A recording of the call will be available following the event at www.medicure.com.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Warnings and Precautions
Bleeding is the most common complication encountered during therapy with AGGRASTAT. Most bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Minimize the use of traumatic or potentially traumatic procedures such arterial and venous punctures, intramuscular injections, nasotracheal intubation, etc. Fatal bleeding events have been reported. Concomitant use of fibrinolytics, oral anticoagulants and antiplatelet drugs increases the risk of bleeding.

Profound thrombocytopenia has been reported with AGGRASTAT. Monitor platelet counts beginning about 6 hours after treatment initiation and daily thereafter. If the platelet count decreases to <90,000/mm3, monitor platelet counts to exclude pseudothrombocytopenia. If thrombocytopenia is confirmed, discontinue AGGRASTAT and heparin. Previous exposure to a glycoprotein (GP) IIb/IIIa receptor antagonist may increase the risk of developing thrombocytopenia.

Please refer to Full Prescribing Information.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense". The term "EBITDA", as it relates to the three months ended March 31, 2015 and February 28, 2014 results prepared using International Financial Reporting Standards ("IFRS"), does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

To be added to Medicure's e-mail list, please visit:
http://medicure.com/newsreleases.html

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the expectation of continued revenue growth, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the seven months ended December 31, 2014.

MEDICURE INC.
Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
Unaudited
	March 31, 2015	December 31, 2014

Assets
Current assets:
Cash	$1,261,752	$493,869
Accounts receivable	1,944,862	1,637,676
Inventories	1,203,824	1,099,576
Prepaid expenses	669,983	642,976
Total current assets	5,080,421	3,874,097

Non-current assets:
Property and equipment	63,237	33,161
Intangible assets	1,034,333	1,096,946
Investment in Apicore	1,455,897	1,361,824
Long-term derivative	126,767	194,491
Total non-current assets	2,680,234	2,686,422
Total assets	$7,760,655	$6,560,519

Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$3,389,069	$3,700,326
Accrued interest on long-term debt	22,295	22,295
Current portion of long-term debt	1,057,511	654,877
Total current liabilities	4,468,875	4,377,498

Non-current liabilities
Long-term debt	3,837,726	4,225,949
Royalty obligation	1,824,763	1,715,310
Other long-term liability	160,417	152,778
Total non-current liabilities	5,822,906	6,094,037
Total liabilities	10,291,781	10,471,535

Deficiency:
Share capital	117,669,792	117,045,763
Contributed surplus	5,783,464	5,360,748
Accumulated other comprehensive income	531,323	298,329
Deficit	(126,515,705)	(126,615,856)
Total deficiency	(2,531,126)	(3,911,016)

Going concern
Commitments and contingencies
Total liabilities and deficiency	$7,760,655	$6,560,519

MEDICURE INC.
Condensed Consolidated Interim Statements of Net Income and Comprehensive Income
(expressed in Canadian dollars)
Unaudited
	Three months	Three months
	ended	ended
	March 31, 2015	February 28, 2014
Revenue:
Product sales, net	$3,338,156	$1,639,662
Cost of goods sold	392,663	250,278
Gross Profit	2,945,493	1,389,384

Expenses:
Selling, general and administrative	2,072,365	726,056
Research and development	392,818	167,716
	2,465,183	893,772
Operating income	480,310	495,612

Other expense:
Revaluation of Apicore purchase option	67,724	-
Loss on settlement of debt	60,595	-
Finance costs (income):
Finance income	(42)	(8)
Finance expense	215,818	398,649
Foreign exchange (gain) loss, net	36,064	10,551
	251,840	409,192

Net income	$100,151	$86,420
Translation adjustment	232,994	90,662
Comprehensive income	$333,145	$177,082

Basic earnings per share	$0.01	$0.01

Diluted earnings per share	$0.01	$0.01

Weighted average number of common shares used in computing basic earnings per share	12,411,902	12,196,508
Weighted average number of common shares used in computing fully diluted earnings per share	14,286,271	12,714,839

MEDICURE INC.
Condensed Consolidated Interim Statements of Changes in Deficiency
(expressed in Canadian dollars)
Unaudited
			Cumulative
	Share	Contributed	Translation
	Capital	Surplus	Account	Deficit	Total

Balance, November 30, 2013	$117,033,258	$4,449,305	$110,709	$(126,866,180)	$(5,272,908)

Net income for the three months ended February 28, 2014	-	-	-	86,420	86,420

Other comprehensive income for the three months ended February 28, 2014	-	-	90,662	-	90,662
Balance, February 28, 2014	$117,033,258	$4,449,305	$201,371	$(126,779,760)	$(5,095,826)

Balance, December 31, 2014	$117,045,763	$5,360,748	$298,329	$(126,615,856)	$(3,911,016)

Net loss for the three months ended March 31, 2015	-	-	-	100,151	100,151

Other comprehensive loss for the three months ended March 31, 2015	-	-	232,994	-	232,994

Transactions with owners, recorded directly in equity
Issuance of common shares	624,029	-	-	-	624,029
Share-based payments	-	422,716	-	-	422,716
Total transactions with owners	624,029	422,716	-	-	1,046,745
Balance, March 31, 2015	$117,669,792	$5,783,464	$531,323	$(126,515,705)	$(2,531,126)

MEDICURE INC.
Condensed Consolidated Interim Statement of Cash Flows
(expressed in Canadian dollars)
Unaudited
	Three months	Three months
	ended	ended
	March 31, 2015	February 28, 2014
Cash (used in) provided by:
Operating activities:
Net income for the period	$100,151	$86,420
Adjustments for:
Revaluation of long-term derivative	67,724	-
Loss on settlement of debt	60,595	-
Amortization of property and equipment	2,417	1,339
Amortization of intangible assets	159,995	141,081
Stock-based compensation	422,716	-
Finance expense	215,818	398,649
Unrealized foreign exchange (gain) loss	46,888	10,841
Change in the following:
Accounts receivable	(307,186)	(743,019)
Inventories	(104,248)	81,631
Prepaid expenses	(27,007)	(181,507)
Accounts payable and accrued liabilities	332,542	371,283
Other long-term liability	7,639	2,195
Interest paid	(90,661)	(105,121)
Royalties paid	(98,880)	(28,307)
Cash flows from operating activities	788,503	35,485
Investing activities:
Acquisition of property and equipment	(31,444)	-
Cash flows used in investing activities	(31,444)	-
Foreign exchange gain on cash held in foreign currency	10,824	153
Increase in cash	767,883	35,638
Cash, beginning of period	493,869	9,136
Cash, end of period	$1,261,752	$44,774

Supplementary information:
Non-cash financing activities:
Shares issued on debt settlement	624,029	-

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 19:11e 29-APR-15